UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              i2 TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, $0.00025 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    465754208
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Peter A. Nussbaum, Esq.
--------------------------------------------------------------------------------
                          S.A.C. Capital Advisors, LLC
                             72 Cummings Point Road
                               Stamford, CT 06902
                                 (203) 890-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 October 1, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [X]

       Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

-----------------------------                           ------------------------
CUSIP No.465754208                                      Page 1 of 11 Pages
-----------------------------                           ------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Advisors, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              1,905,806
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,905,806
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,905,806
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

                                   SCHEDULE 13D

-----------------------------                           ------------------------
CUSIP No.465754208                                      Page 2 of 11 Pages
-----------------------------                           ------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              1,905,806
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,905,806
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,905,806
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                           ------------------------
CUSIP No.465754208                                      Page 3 of 11 Pages
-----------------------------                           ------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Associates, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Anguilla, British West Indies
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              1,905,806
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,905,806
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,905,806
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

                                   SCHEDULE 13D

-----------------------------                           ------------------------
CUSIP No.465754208                                      Page 4 of 11 Pages
-----------------------------                           ------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Steven A. Cohen
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              1,905,806
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,905,806
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,905,806
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

Item 1.   Security and the Issuer

     This Schedule 13D relates to the shares of common stock, par value $0.00025 per share (the "Common Stock"), of i2 Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at One i2 Place, 11701 Luna Road, Dallas, Texas 75234. This Schedule 13D supersedes the
Schedule 13G previously filed by the Reporting Persons (as defined below) with respect to the Common Stock on August 3, 2007.

Item 2.   Identity and Background

 (a) This statement is filed by:

     (i) S.A.C. Capital Advisors, LLC ("SAC Capital Advisors") with respect to shares of Common Stock directly beneficially owned by S.A.C. Capital Associates, LLC ("SAC Capital Associates");

     (ii) S.A.C. Capital Management, LLC ("SAC Capital Management") with respect to shares of Common Stock directly beneficially owned by SAC Capital Associates;

     (iii) SAC Capital Associates with respect to shares of Common Stock directly beneficially owned by it; and

     (iv) Steven A. Cohen with respect to shares of Common Stock beneficially owned by SAC Capital Advisors, SAC Capital Management and SAC Capital Associates (collectively, together with Mr. Cohen, the "Reporting Persons").

     The Reporting Persons expressly disclaim beneficial ownership of securities directly beneficially owned by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons' management and control.

 (b) The address of the principal business office of (i) SAC Capital Advisors and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902, (ii) SAC Capital Management is 540 Madison Avenue, New York, New York 10022, and (iii) SAC Capital Associates is P.O. Box 58, Victoria House, The Valley, Anguilla, British West Indies.

 (c) The principal business of SAC Capital Associates is to serve as a private investment limited liability company. The principal business of each of SAC Capital Advisors and SAC Capital Management is to serve as investment manager to a variety of private investment funds, including SAC Capital Associates, and to control the investing and trading in securities by these private investment funds. The principal business of Mr. Cohen is to serve as a principal of SAC Capital Advisors, SAC Capital Management and other affiliated entities.

 (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

 (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 (f) SAC Capital Advisors and SAC Capital Management are Delaware limited liability companies. SAC Capital Associates is an Anguillan limited liability company. Mr. Cohen is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

     SAC Capital Associates expended an aggregate of approximately $30,339,902.92 of its investment capital to purchase the 1,905,806 shares of Common Stock. Such shares were effected in open market purchases and acquired in the ordinary course of business, and are held by SAC Capital Associates in a commingled margin account maintained at Goldman Sachs & Co., which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin account may from time to time have debit balances. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 4.   Purpose of Transaction.

     SAC Capital Associates originally acquired the Common Stock reported herein for investment purposes, in the ordinary course of business, and not with the purpose or with the effect of changing or influencing the control or management of the Issuer and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.

     The Reporting Persons believe that the Issuer's assets, including intellectual property, tax attributes and ongoing operations, are undervalued and are not appropriately reflected in the price of the Common Stock of Issuer. The Reporting Persons believe that the best way for the Issuer to increase shareholder value would be a public sale of the Issuer.

     As part of the Reporting Persons' continuing evaluation of, and preservation of the value of their investment in the Common Stock of the Issuer, the Reporting Persons may from time to time (i) engage in discussions with, including, without limitation, management or representatives, the Issuer's Board of Directors, other shareholders of the Issuer and other relevant parties concerning matters with respect to the Reporting Persons' investment in the Common Stock, including, without limitation, the business, operations, governance, management, composition of the Issuer's Board of Directors, strategy and future plans of the Issuer, (ii) write letters to, and respond to inquiries from, various parties, including without limitation, the Issuer's Board of Directors, management or representatives, other shareholders and other persons or entities regarding the Issuer's affairs and strategic alternatives.

     Depending on various factors, including, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, actions taken by the Issuer's Board of Directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate with respect to any or all matters referred to in this Item 4 of Schedule 13D. The Reporting Persons may, from time to time, acquire or cause an affiliate to acquire additional Common Stock or dispose or cause an affiliate to dispose of some or all of their Common Stock, engage in short-selling or hedging or similar transactions with some or all of their Common Stock, or may continue to hold the Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer, general investment and trading policies of the Reporting Persons, and other factors, including changing their intention with respect to any or all matters referred to in this Item 4 of
Schedule 13D. Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

 (a) As of the close of business on October 2, 2007, the Reporting Persons beneficially own an aggregate of 1,905,806 shares of Common Stock, representing approximately 8.9% of the shares of Common Stock outstanding. The percentages used herein are based upon the 21,308,220 shares of Common Stock reported to be outstanding as of August 1, 2007 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2007.

     SAC Capital Advisors, SAC Capital Management and Mr. Cohen own directly no shares of Common Stock. Pursuant to investment management agreements, each of SAC Capital Advisors and SAC Capital Management share all investment and voting power with respect to securities held by SAC Capital Associates. Mr. Cohen, through one or more intermediary holding companies, controls each of SAC Capital Advisors and SAC Capital Management. By reason of the provisions of Rule 13d-3 of the Act, as amended, each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen may be deemed to own beneficially 1,905,806 shares of Common Stock (constituting approximately 8.9% of the shares of Common Stock outstanding).

 (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

     (i) SAC Capital Advisors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,905,806 shares of Common Stock, constituting approximately 8.9% of such class of securities;

     (ii) SAC Capital Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,905,806 shares of Common Stock, constituting approximately 8.9% of such class of securities;

     (iii) SAC Capital Associates has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,905,806 shares of Common Stock, constituting approximately 8.9% of such class of securities; and

     (iv) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,905,806 shares of Common Stock, constituting approximately 8.9% of such class of securities.

 (c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past 60 days is set forth in Schedule A hereto and is incorporated herein by reference. All of such transactions were effected in open market purchases through various brokerage entities on the NASDAQ.

 (d) No person other than SAC Capital Associates, SAC Capital Advisors, SAC Capital Management and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by SAC Capital Associates.

 (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On August 17, 2007, a call option held by SAC Capital Associates with respect to 100,000 shares of Common Stock, with an exercise price of $17.50, expired.

     Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

     The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. As of the date hereof, an affiliate of the Reporting Persons, S.A.C. MultiQuant Fund, LLC, currently has short economic exposure to 1,000 shares of Common Stock and 29,548 shares of Common Stock on loan from a third party to cover an open short position in the same number of shares. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Item 7.   Material to be filed as Exhibits.

1. Schedule A - Sixty Day Trading History

2. Exhibit A - Joint Filing Agreement

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2007


                                               S.A.C. CAPITAL ADVISORS, LLC


                                               By:   /s/ Peter Nussbaum
                                                     ---------------------------
                                                     Name:  Peter Nussbaum
                                                     Title: Authorized Person


                                               S.A.C. CAPITAL MANAGEMENT, LLC


                                               By:   /s/ Peter Nussbaum
                                                     ---------------------------
                                                     Name:  Peter Nussbaum
                                                     Title: Authorized Person


                                               S.A.C. CAPITAL ASSOCIATES, LLC


                                               By:   /s/ Peter Nussbaum
                                                     ---------------------------
                                                     Name:  Peter Nussbaum
                                                     Title: Authorized Person


                                               STEVEN A. COHEN


                                               By:   /s/ Peter Nussbaum
                                                     ---------------------------
                                                     Name:  Peter Nussbaum
                                                     Title: Authorized Person

                                                              Schedule A
                                                              ----------

                                              SIXTY DAY TRADING HISTORY, i2 TECHNOLOGIES

----------------- ----------------------------------------------- ----------------------- -----------------------

      Date                         Company Name                           Amount            Price Per Share ($)
----------------- ----------------------------------------------- ----------------------- -----------------------

    8/1/2007              S.A.C. Capital Associates, LLC                  5,834                   16.49
----------------- ----------------------------------------------- ----------------------- -----------------------

    8/1/2007              S.A.C. Capital Associates, LLC                  83,666                  16.16
----------------- ----------------------------------------------- ----------------------- -----------------------

    8/1/2007              S.A.C. Capital Associates, LLC                  10,300                  16.37
----------------- ----------------------------------------------- ----------------------- -----------------------

    8/1/2007              S.A.C. Capital Associates, LLC                   200                    16.08
----------------- ----------------------------------------------- ----------------------- -----------------------

    8/2/2007              S.A.C. Capital Associates, LLC                 -25,000                  16.08
----------------- ----------------------------------------------- ----------------------- -----------------------

    8/3/2007              S.A.C. Capital Associates, LLC                 -25,000                  15.14
----------------- ----------------------------------------------- ----------------------- -----------------------

    8/3/2007              S.A.C. Capital Associates, LLC                 -25,000                  15.59
----------------- ----------------------------------------------- ----------------------- -----------------------

    8/3/2007              S.A.C. Capital Associates, LLC                  25,000                  15.73
----------------- ----------------------------------------------- ----------------------- -----------------------

   8/16/2007              S.A.C. Capital Associates, LLC                 -10,000                  15.82
----------------- ----------------------------------------------- ----------------------- -----------------------

   8/23/2007              S.A.C. Capital Associates, LLC                  -5,000                  15.64
----------------- ----------------------------------------------- ----------------------- -----------------------

    9/5/2007              S.A.C. Capital Associates, LLC                 -15,000                  15.32
----------------- ----------------------------------------------- ----------------------- -----------------------
